Exhibit 3

Management’s Report and
Auditors’ Report to Shareholders

MANAGEMENT’S REPORT

The financial statements of Hawker Resources Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgments made by management.

External auditors appointed by the shareholders have conducted an independent examination of the Company’s accounting records in order to express their opinion on the financial statements.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management members, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the financial statements.

DAVID A. TUER
President and Chief Executive Officer

BARRY HERRING
Senior Vice President and Chief Financial Officer
Calgary, Canada
March 17, 2004

TO THE SHAREHOLDERS OF HAWKER RESOURCES INC.

We have audited the balance sheets of Hawker Resources Inc. as at December 31, 2003 and 2002 and the statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
Calgary, Canada
March 10, 2004
(except for note 17 which is as of March 17, 2004)

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Balance Sheets

AS AT DECEMBER 31	2003	2002
(in thousands of dollars)
ASSETS
Current
Cash	$–	$289
Accounts receivable	11,577	27
Investments	2,500	–
Prepaids and other current assets	1,845	176

	15,922	492
Assets held for sale (Note 5)	2,190	3,500
Capital assets (Notes 4, 6 and 7)	166,990	23

	$185,102	$4,015

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$23,750	$80
Bank loan (Note 7)	10,000	–

	33,750	80
Bank loan (Note 7)	44,149	–
Leasehold inducements	247	–
Alberta Heritage Foundation grant (Note 8)	–	387
Asset retirement obligations (Note 3)	3,499	–
Commitments and contingencies (Notes 4, 15 and 16)
Shareholders’ Equity (Note 9)
Share capital	110,204	12,741
Contributed surplus	132	–
Deficit	(6,879)	(9,193)

	103,457	3,548

	$185,102	$4,015

See accompanying notes to the financial statements

On behalf of the Board:

DIRECTOR	DIRECTOR

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Statements of Earnings and Deficit

FOR THE YEARS ENDED DECEMBER 31	2003	2002
(in thousands of dollars, except per share amounts)
		Restated
		(Note 4 (d))
Revenue
Production revenue	$17,582	$–
Royalties	(4,205)	–

	13,377	–
Interest income	78	32
Other	487	107

	13,942	139

Expenses
Production	2,028	–
General and administrative (Note 10)	4,590	1,621
Interest on long-term debt	679	71
Depletion and depreciation	8,933	26

	16,230	1,718

Loss before the following	(2,288)	(1,579)
Lease abandonment expense	(502)	–
Operating costs and write-downs associated with assets held for sale	(190)	(7,408)
Gain on the sale and distribution of Oncolytics shares	–	13,067
Share of loss from equity investment in Oncolytics	–	(314)
Alberta Heritage Foundation grant settlement (Note 8)	368	–

Earnings (loss) before taxes	(2,612)	3,766

Taxes
Future income tax recovery (Note 11)	(5,271)	–
Capital taxes	345	–

	(4,926)	–

Net earnings	2,314	3,766
Deficit, beginning of year	(9,193)	(72,855)
Reduction of stated capital (Note 9)	–	59,896

Deficit, end of year	$(6,879)	$(9,193)

Basic and diluted net earnings per common share (Note 9)	$0.14	$0.76

See accompanying notes to the financial statements

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Statements of Cash Flows

YEARS ENDED DECEMBER 31	2003	2002
(in thousands of dollars)
		Restated
		(Note 4 (d))
OPERATING ACTIVITIES
Net earnings	$2,314	$3,766
Add (deduct) non-cash items:
Depletion, depreciation and asset write-downs	9,078	7,216
Accretion expense	100	–
Alberta Heritage Foundation grant settlement (Note 8)	(368)	–
Future income tax recovery	(5,271)	–
Stock-based compensation (Note 10)	132	–
Share of loss from equity investment in Oncolytics	–	314
Gain on sale and distribution of Oncolytics shares	–	(13,067)
Issuance of stock options for services	–	12

	5,985	(1,759)
Net change in non-cash working capital (Note 14)	5,660	(4,779)

	11,645	(6,538)

INVESTING ACTIVITIES
Proceeds from sale of capital assets	1,173	44
Acquisition of oil and gas properties (Note 4)	(139,784)	–
Additions to oil and gas properties	(14,504)	–
Additions to other capital assets	(279)	–
Leasehold inducements received	247	–
Proceeds from sale of Oncolytics shares	–	6,898
Net change in non-cash working capital (Note 14)	806	–

	(152,341)	6,942

FINANCING ACTIVITIES
Common shares issued on exercise of options	192	–
Common shares issued for cash	105,633	–
Issue of debentures and warrants	3,645	–
Increase in bank loan	37,720	–
Share issue costs	(6,736)	–
Costs of distribution of shares in Oncolytics	–	(46)
Repayment of bank debt	–	(5,910)
Alberta Heritage Foundation royalty payment (Note 8)	(19)	–
Net change in non-cash working capital (Note 14)	(28)	–

	140,407	(5,956)

Decrease in cash	(289)	(5,552)
Cash, beginning of year	289	5,841

Cash, end of year	$–	$289

Supplemental disclosure of cash flow information (Note 14)

See accompanying notes to the financial statements

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Notes to Financial Statements

Years ended December 31, 2003 and 2002
(Tabular amounts in thousands of dollars, unless otherwise noted)

1. NATURE OF OPERATIONS

Prior to 2002, SYNSORB Biotech Inc. (“SYNSORB”) conducted pharmaceutical drug research and development. On December 10, 2001 SYNSORB terminated its drug development activities. At the Annual and Special Meeting of SYNSORB shareholders held April 3, 2003, shareholders approved the planned conversion of the company into an oil and gas enterprise and changed the company’s name to Hawker Resources Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Hawker Resources Inc. (the “Company” or “Hawker”) have been prepared in accordance with Canadian generally accepted accounting principles. The timely preparation of financial statements requires that management makes estimates and assumptions, and use judgement regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts. In the opinion of management, these financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Capital Assets

Cost

The Company follows the full cost method of accounting whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single Canadian cost center. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

     Gains or losses are not recognized upon the disposition of oil and gas properties unless such a disposition would change the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

     Other capital assets are recorded at cost.

Depletion, depreciation and amortization

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proven undeveloped reserves are depleted and depreciated by the unit of production method based on estimated gross proven reserves as determined by independent engineers.

     Costs of unproved properties and seismic costs on undeveloped land are initially excluded from oil and gas properties for the purpose of calculating depletion. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

     The relative volumes of oil and natural gas reserves and production are converted to equivalent barrels of oil based on the relative energy content of each product on a 6 to 1 basis.

     Depreciation of capital assets not related to oil and gas properties is provided using the declining balance method at rates between 20 and 30 percent. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Impairment

The Company applies a ceiling test to the capitalized costs of its oil and gas properties, net of future income taxes and asset retirement obligations, to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of gross proven reserves plus undeveloped properties less future production-related general and administrative expenses, financing costs, site restoration and abandonment costs and income taxes. Any reduction in the net carrying value of oil and gas properties as a result of the ceiling test is charged to operations.

     The calculation of future net revenues is based on sales prices, costs and regulations in effect at period end.

     The carrying value of undeveloped properties (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

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(b) Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site by site basis. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statement of earnings under asset retirement obligations. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

(c) Leasehold Inducements

Leasehold inducements are accounted for as a reduction of rental expense over the term of the related lease.

(d) Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

     Revenue from milestone payments and royalties is recognized when received.

(e) Hedging and Forward Sales Contracts

In certain circumstances, fixed price commodity contracts or commodity derivative contracts are used to reduce the Company’s exposure to adverse fluctuations in commodity prices to protect future cash flow used to finance the Company’s capital expenditure program. Gains and losses relating to commodity derivative contracts which settle via net cash payment and that meet hedge criteria are recognized as part of natural gas sales concurrently with the hedged transaction. The Company does not enter into financial instruments for trading or speculative purposes.

     The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount and the commodity price basis in the instruments all match the terms of the future revenue stream being hedged.

     Realized and unrealized gains and losses associated with commodity derivative contracts which have been terminated or cease to be effective prior to maturity, are deferred as other current, or non-current, assets or liabilities on the balance sheet, as appropriate, and recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.

(f) Joint Ventures

Substantially all of the Company’s exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company’s proportionate interest in such activities.

(g) Stock Based Compensation

Under the Company’s stock option plan, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices. Options issued by the Company in 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such the cost of the option is charged to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value determined using a Black-Scholes options pricing model. No compensation expense has been recorded on options issued in 2002 (see Note 10).

(h) Investments

Investments in marketable securities are recorded at the lower of cost and market value. At December 31, 2003, the investments had a quoted market value of $3,012,000.

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(i) Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities. A valuation allowance is recorded to the extent that there is uncertainty regarding utilization of future tax assets.

(j) Per Common Share Amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the year.

(k) Measurement Uncertainty

The amount recorded for depletion and depreciation of petroleum and natural gas properties, the provision for asset retirement obligation costs and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

(l) Flow-through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and a reduction to share capital when the expenditures are renounced.

(m) Comparative Figures

Certain figures provided for 2002 have been reclassified to conform to the presentation adopted in 2003.

3. CHANGES IN ACCOUNTING POLICIES

(a) Asset Retirement Obligations

In 2003, the Company retroactively adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations. These recommendations replace the existing policy on future site restoration, and as a result, have been treated as a change in accounting policy.

     The new pronouncement requires the Company to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. This fair value is determined through a review of engineering studies, industry guidelines, and management’s estimate on a site by site basis. The liability is subsequently adjusted due to the passage of time, and is recognized as an accretion expense in the statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the capital asset is amortized using the unit of production method based on estimated gross proven reserves as determined by independent engineers.

     The Company estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated reserve life of the underlying assets will total approximately $4,972,000. The fair value at December 31, 2003 is $3,499,000 using a discount rate of six percent and an inflation rate of two percent. As at December 31, 2003, no funds have been set aside to settle this obligation.

     As the Company did not have long-lived assets subject to retirement obligations as at December 31, 2002, this change in accounting policy had no impact on the December 31, 2002 financial statements. The effect of this change on the December 31, 2003 balance sheet was an increase in capital assets of $3,191,000, and the recognition of an asset retirement obligation of $3,499,000. Accretion expense of $100,000 was included in production expense for the year ended December 31, 2003. The change in accounting for asset retirement obligations as compared to the site restoration approach resulted in an increase in net earnings of $217,000 for the year ended December 31, 2003 ($0.01 per share).

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(b) Stock Based Compensation

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock based compensation. Under this new pronouncement, stock based compensation expense is recorded for all stock options granted on or after January 1, 2003. As permitted by the standard, the Company applied the change prospectively. The pro forma earnings impact of the stock based compensation expense for stock options granted prior to January 1, 2003 is disclosed in Note 10.

     For the year ended December 31, 2003, the impact of the adoption of this standard on the financial statements as at December 31, 2003 was a decrease in net earnings of $132,000 ($0.01 per share) and a corresponding increase in contributed surplus.

4. BUSINESS ACQUISITIONS AND DISPOSITIONS

(a) 1022971 Alberta Ltd.

On March 31, 2003 the Company acquired all of the shares of 1022971 Alberta Ltd. (“1022971”) for a nominal amount and the Company was assigned an option to purchase up to a 49 percent interest in certain oil and gas properties west of the 4th meridian (“W4M Properties”) owned by Southward Energy Ltd. (“Southward”). On April 30, 2003, 1022971 acquired all of the shares of Southward. Immediately thereafter, Southward sold its oil and gas properties, excluding a one percent undivided interest in the W4M Properties and a 100 percent interest in seismic data, to an independent third party.

     On June 30, 2003, the Company exercised its option to purchase a 49 percent interest in the W4M Properties. Further on June 30, 2003, the Company purchased the one percent undivided interest in the W4M Properties of Southward and the non-cash working capital of Southward was conveyed to the Company. Also on June 30, 2003, all of the shares of 1022971, which included Southward and all of its subsidiaries, were sold for nominal consideration to an independent third party.

     The resultant acquisition of a 50 percent interest in the W4M Properties on June 30, 2003 has been accounted for using the purchase method of accounting. The results of operations for the W4M Properties have been included in the financial statements since June 30, 2003.

     The following table summarizes the estimated fair value of the assets and liabilities assumed at the date of acquisition:

Capital assets	$70,514
Asset retirement obligations	(2,833)
Non-cash working capital	3,656

Cash cost	$71,337

     The Company has agreed to indemnify the purchaser of Southward for income tax and legal expenses to a maximum amount of $1 million for matters arising prior to the April 30, 2003 acquisition of Southward.

(b) 1053638 Alberta Ltd. and 1053639 Alberta Ltd.

On August 14, 2003, the Company acquired all of the shares of 1053638 Alberta Ltd. and 1053639 Alberta Ltd., seismic data companies. On August 19, 2003, the Company sold all of the shares of 1053638 Alberta Ltd. The net acquisitions were accounted for by the purchase method and the purchase price was allocated as follows:

     Allocation of purchase price:

Capital assets	$1,200

Cash cost	$1,200

     The disposition of 1053638 Alberta Ltd. did not result in any gain or loss to the Company. On December 31, 2003, 1053639 Alberta Ltd. was amalgamated with the Company.

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(c) Pointwest Energy Inc.

On December 30, 2003 the Company acquired all of the shares of Pointwest Energy Inc. (“Pointwest”), a privately held oil and gas company. The acquisition was accounted for by the purchase method and the purchase price was allocated as follows:

     Allocation of purchase price:

Capital assets	$89,363
Bank debt	(16,429)
Asset retirement obligations	(518)
Non-cash working capital	(5,169)

Cash cost	$67,247

     On December 30, 2003, Pointwest was amalgamated with the Company.

(d) Oncolytics Biotech Inc.

As at December 31, 2001, the Company held 6,255,800 common shares of Oncolytics Biotech Inc. (“Oncolytics”). On May 7, 2002 approval was received from both the shareholders of the Company and the shareholders of Oncolytics for the distribution of not less then 4,000,000 Oncolytics shares to the shareholders of the Company on a pro rata basis. On May 8, 2002 the Company received approval from the Court of the Queen’s Bench of Alberta to distribute these Oncolytics shares and the distribution of 4,000,235 Oncolytics shares was made effective May 15, 2002. The deemed value of these shares on the date of distribution, net of legal fees with respect to the transaction, was $11,600,000 resulting in a gain on distribution of $8,325,000. The transaction was marked to market and accounted for as a return of capital (see Note 9). As part of this transaction the Company’s holding of 1,500,000 million shares in BCY Life Sciences Inc. was transferred to Oncolytics. No value had been assigned to these shares in the accounts of the Company and no gain or loss was recorded as a result of the transaction. The market value of the BCY shares on May 15, 2002 was $300,000.

     The Company had used the equity method of accounting for its investment in Oncolytics Biotech Inc. (“Oncolytics”) up until the distribution of the majority of its holding in Oncolytics on May 15, 2002. Under this method of accounting, the Company included in its net earnings its share of the net earnings or losses of Oncolytics. Upon further review of the facts surrounding the distribution of the Oncolytics shares, the Company has concluded that it should have ceased to equity account for Oncolytics at the end of the first quarter of 2002 when it no longer exerted significant influence over Oncolytics. If the Company had ceased equity accounting for its investment in Oncolytics at that time, Hawker would not have recorded the portion of Oncolytics’ second quarter loss included in its statements. To reflect this correction, the Company has restated its financial statements for the year ended December 31, 2002 by decreasing the share of loss from equity investment in Oncolytics and decreasing the gain on the subsequent sale and distribution of Oncolytics shares by $157,000 resulting in no change to reported net earnings for the year. The balance sheet and cash flows for 2002 were not affected by this change.

     During the year ended December 31, 2002, the Company sold 2,255,565 common shares in Oncolytics for net proceeds of $6,898,000 resulting in a gain on sale of $4,742,000. As at December 31, 2002 the Company did not hold any common shares of Oncolytics.

5. ASSETS HELD FOR SALE

Assets held for sale are comprised of the pharmaceutical manufacturing facility and related manufacturing equipment associated with the former biotech operations of the Company. During 2003, manufacturing equipment with a carrying value of $940,000 was sold and the Company wrote down the carrying value of the remaining assets held for sale by $145,000. The assets held for sale are recorded at the lower of carrying value and market value. Market value was based on estimated value as determined by independent realty advisors.

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6. CAPITAL ASSETS

		Accumulated
		Depletion and	Carrying
2003	Cost	Depreciation	Value
Oil and gas properties	$175,631	$8,916	$166,715
Other	295	20	275

	$175,926	$8,936	$166,990

		Accumulated
		Depletion and	Carrying
2002	Cost	Depreciation	Value
Other	$526	$503	$23

     Unproved properties and seismic related to the W4M Properties amounting to $16,122,000 have been excluded from the depletion and depreciation calculation for 2003. No depletion and depreciation has been recorded on the Pointwest properties as they were acquired December 30, 2003. Future development costs on proven undeveloped reserves of $1,269,000 are included in the depletion and depreciation calculation.

     At December 31, 2003, the Company capitalized $564,000 of overhead directly related to exploration and development activities.

7. BANK LOAN

The Company has a $54 million extendible revolving term credit facility from a Canadian chartered bank. This facility bears interest at rates varying from Canadian prime rate or U.S. base rate of such bank to the Canadian prime rate or U.S. base rate plus 75 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances, which are subject to a stamping fee, or by way of LIBOR based loans which are subject to an interest rate spread payable to the bank. The loan is a revolving facility until June 30, 2004 with annual extension periods available at the bank’s discretion. After the revolving phase, the facility becomes a term facility payable in full one year from the date the revolving facility is terminated. This facility is subject to semi-annual review and re-determination of the Company’s borrowing base by the bank, with the next review to occur by March 31, 2004. So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements.

     The Company also has a $10 million non-revolving bridge facility from the same Canadian chartered bank. This bridge facility, available to the Company solely for the acquisition of Pointwest, was fully drawn upon as at December 31, 2003. The bridge facility bears interest at rates varying from Canadian prime rate plus 250 basis points, payable monthly in arrears. The Company may also borrow by way of bankers’ acceptances that are subject to a stamping fee payable to the bank. The bridge facility is repayable in full on or prior to September 30, 2004.

     While any amounts are outstanding under the bridge facility, the loan margins on both the extendible revolving term credit facility and the bridge facility will be increased by (i) 25 basis points effective May 1, 2004; (ii) 50 basis points effective June 1, 2004; (iii) 100 basis points effective July 1, 2004; (iv) 150 basis points effective August 1, 2004; and (v) 200 basis points effective September 1, 2004.

     Collateral pledged for the facilities consists of a first floating charge demand debenture in the amount of $150 million over all of the property of the Company.

     The effective interest rate on the amounts outstanding under the facility at December 31, 2003 was 5.25 percent.

     At December 31, 2003, irrevocable standby letters of credit which guarantee certain natural gas transportation arrangements had been issued for a total of $311,000.

8. ALBERTA HERITAGE FOUNDATION GRANT

Pursuant to the terms of a technology commercialization agreement pertaining to pharmaceutical drug development, the Company received a grant from the Alberta Heritage Foundation for Medical Research (“AHFMR”) during 1995. The Company was required to repay the amount advanced of $387,000 plus a royalty equivalent to the amount initially received. Any required repayment and royalty was based on gross sales of SYNSORB related products commencing January 1, 2000

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with payments equal to the lesser of five percent of gross sales or $100,000 per annum commencing 90 days after January 1, 2001. Due to the conversion of the Company into an oil and gas enterprise and the nascent stage of the SYNSORB technology, the AHFMR accepted a royalty payment of $18,550 during 2003 in exchange for a full release of Hawker from the terms of the technology commercialization agreement.

9. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares without par value.
Unlimited number of non-voting class A common shares without par value.
Unlimited number of preferred shares to be issued in series.

(b) Common Shares Issued

	2003		2002
	Number		Number
	of Shares	Amount	of Shares	Amount
Balance, beginning of year	4,959,937	$12,741	4,959,937	$84,271
Reduction of stated capital	–	–	–	(59,896)
Issued for cash	28,461,000	105,633	–	–
Share issue costs	–	(6,826)	–	–
Issued on debenture and warrant conversion	2,152,465	1,302	–	–
Issued for services received	148,798	90	–	–
Issued for cash on exercise of options	275,000	192	–	–
Tax benefits renounced	–	(5,271)	–	–
Return of capital on distribution of Oncolytics shares	–	–	–	(11,646)
Issuance of stock options for services	–	–	–	12

Balance, end of year	35,997,200	$107,861	4,959,937	$12,741

(c) Class A Common Shares Issued

	2003		2002
	Number		Number
	of Shares	Amount	of Shares	Amount
Balance, beginning of year	–	$–	–	$–
Issued on debenture and warrant conversion	3,874,437	2,343	–	–

Balance, end of year	3,874,437	$2,343	–	$–

(d) Contributed Surplus

2003
Balance, beginning of year	$–
Stock based compensation	132

Balance, end of year	$132

(e) Issue of Debentures and Warrants

Pursuant to various financing agreements entered into April 3, 2003, the Company raised $3,645,000 through the issue of 430,493 Series A Debentures for $3,616,000, 430,493 Series A Warrants for $12,000, 2,152,465 voting preferred shares for $6,000 and 3,874,437 non-voting preferred shares for $11,000.

     Each Series A Warrant entitled the holder thereof to purchase five common shares and nine Class A common shares on the concurrent surrender of the warrant, five voting preferred shares, nine non-voting preferred shares, and one Series A Debenture. On May 29, 2003, immediately after the issue of a receipt for the prospectus offering common shares for sale

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and issue, the Series A Warrants were exercised and the Company issued 2,152,465 common shares and 3,874,437 Class A common shares upon the surrender of the voting and non-voting preferred shares and Series A Debentures.

(f) Share Consolidation

On May 7, 2002, the shareholders of the Company approved the consolidation of the common shares on the basis of one new common share being issued for every eight previously issued and outstanding common shares. All outstanding share and option numbers reflect the one for eight consolidation. The consolidated shares began trading on May 16, 2002. Simultaneously with the share consolidation was the distribution of the 4,000,235 shares in Oncolytics to the shareholders of the Company. This distribution was accounted for as a capital transaction and accordingly, the stated capital of the common shares was reduced by $11,646,000.

(g) Reduction of Stated Capital

Pursuant to the Plan of Arrangement ratified by shareholders of the Company at the May 7, 2002 Annual and Special Meeting, the stated capital of SYNSORB shares was reduced to the net realizable value of the Company’s assets as at May 7, 2002.

(h) Flow-Through Shares

During 2003, the Company issued common shares on a flow-through basis for gross proceeds of $15,225,000 to finance certain oil and gas expenditures to be incurred in 2004. The renouncement of these expenditures was made to the purchasers of these shares effective December 31, 2003 and accordingly, share capital has been reduced by the amount of the tax benefits associated with these expenditures. The corresponding future tax liability has also been recognized in the current year.

(i) Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and non-employees to acquire up to 1,181,513 common shares. The dates on which options vest are set by the board of directors at the time of grant. The exercise price of an option granted is the closing price of the Company’s stock on the last trading date prior to the grant date. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at December 31, 2003:

	2003		2002
	Number of	Weighted average	Number of	Weighted average
	options	exercise price $	options	exercise price $
Outstanding at beginning of the year	330,565	9.80	244,440	40.88
Granted	428,000	3.66	275,000	0.70
Exercised	(275,000)	0.70	–	–
Expired	(12,500)	87.20	(6,250)	68.00
Forfeited	(27,064)	52.20	(182,625)	35.76

Outstanding at year end	444,001	4.74	330,565	9.80

Options exercisable at end of year	15,751	34.27	329,065	9.80

The following table summarizes information about the stock options outstanding at December 31, 2003:

		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	December 31,	contractual	exercise	December 31,	exercise
Range of exercise prices	2003	life (years)	price	2003	price
$3.00 to $4.00	365,000	4.44	$3.57	–	–
$4.01 to $5.00	60,000	4.89	$4.08	–	–
$5.01 to $9.00	3,000	4.67	$5.20	–	–
$9.01 to $30.00	8,188	2.33	$20.06	7,938	$20.42
$30.01 to $90.00	7,813	4.30	$48.33	7,813	$48.33

	444,001	4.46	$4.74	15,751	$34.27

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     For the year ended December 31, 2003, no stock options were granted to non-employees. The Company has undertaken to facilitate the surrender of out-of-the-money options that were issued in previous years when the Company conducted pharmaceutical drug development. Subsequent to December 31, 2003, the Company granted options to purchase 64,600 common shares at a weighted average price of $5.48, which expire during the first quarter of 2009. Also subsequent to December 31, 2003, options to purchase 15,000 common shares at $3.45 were forfeited.

(j) Per Share Amounts

The weighted average number of common shares and Class A common shares outstanding during the year ended December 31, 2003 of 17,123,542 (2002: 4,959,937) were used to calculate net earnings per common share. For the year ended December 31, 2003, the exercise price of the outstanding stock options exceeded the average market price of the common shares making the options anti-dilutive. For the year ended December 31, 2002, the respective exercise price of the stock options and warrants exceeded the average market price of the common shares making the options and warrants anti-dilutive.

10. STOCK BASED COMPENSATION

Options granted after January 1, 2003 are accounted for using the fair value method. The fair value of common share options granted in 2003 is estimated to be $789,000 as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

2003
Risk-free interest rate (%)	3.79
Expected life (years)	4.00
Expected volatility (%)	54.59
Expected dividend yield (%)	0

     The estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis. For the year ended December 31, 2003, stock based compensation expense of $132,000 was included in general and administrative expenses.

     Had the fair value based method of accounting for stock based compensation been used for options granted in 2002, the Company’s net earnings and net earnings per share for the year ended December 31, 2002 would have been reduced to the pro forma amounts indicated below:

2002
Net earnings
As reported	$3,766
Pro forma	$3,646
Basic and diluted net earnings per common share
As reported ($/share)	$0.76
Pro forma ($/share)	$0.74

     The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002. The fair value of common share options granted in 2002 was estimated to be $120,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

2002
Risk-free interest rate (%)	2.89
Expected life (years)	1.00
Expected volatility (%)	1.97
Expected dividend yield (%)	0

     All stock options issued in 2002 were exercised in 2003.

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11. INCOME TAXES

The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the net earnings (loss) before tax as follows:

	2003	2002
Earnings (loss) before tax	$(2,612)	$3,766
Statutory Canadian corporate tax rate	40.74%	39.24%

Anticipated tax expense (recovery)	(1,064)	1,478
Non-deductible Crown payments	945	–
Resource allowance	(878)	–
Recognition of loss carryforward previously unrecognized	(5,271)	–
Effect of tax rate change	519	–
Non-taxable portion of capital gain	–	(2,536)
Non-deductible portion of equity loss	–	92
Non-deductible expenses	–	3
Future tax assets valuation allowance	478	963

Future income tax recovery	$(5,271)	$–

     Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s future income tax assets and liabilities are as follows:

	2003	2002
Future tax liabilities
Net book value of capital assets in excess of tax pools	$(10,726)	$–
Future tax assets
Tax pools in excess of net book value of capital assets	–	6,422
Non-capital loss carryforwards	6,243	11,984
Scientific research and development pools	7,784	7,896
Share issue costs	2,006	400
Attributed Canadian royalty income	268	–
Asset retirement obligation	1,212	–

Net future tax assets	6,787	26,702
Valuation allowance	(6,787)	(26,702)

Net future taxes	$–	$–

     The Company has non-capital losses for income tax purposes of approximately $18,035,000 which are available for application against future taxable income and which expire in the following years:

2006	$1,448
2007	5,103
2008	11,484

$18,035

     The income tax benefit of these losses has not been recognized in the financial statements, as reflected in the valuation allowance. The Company also has approximately $5,700,000 of unclaimed investment tax credits available to reduce future years’ income taxes payable.

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12. RELATED PARTY TRANSACTIONS

A director of the Company is a partner of a law firm that was paid $2,150,000 for legal services for the period from the date elected as a director, April 3, 2003, to December 31, 2003. The fees charged were based on standard rates and time spent on company matters.

13. FINANCIAL INSTRUMENTS

(a) Fair Value

The Company has financial instruments consisting of accounts receivable, investments, accounts payable and bank loans. The carrying value of these instruments approximates fair value unless otherwise stated.

     Pursuant to the exercise of the option to purchase the W4M Properties (Note 4), the Company acquired an interest in forward sales contracts and financial hedging contracts with respect to production from the purchased properties as follows:

Transaction Type	Volume (GJ/D)		Contract Price (GJ/D)		Expiry
Costless Collar	4,830		$6.36 – $7.15		March 31, 2004
Fixed	1,610		$6.76		March 31, 2004
Cogeneration Fuel Supply	263		$1.959 – $2.217		October 31, 2008
Daily Declining Profile	841	(1)	Netback	(2)	October 31, 2011
Reserve Based	101		Netback	(3)	Life of reserves

     Based on dealer quotes, had these contracts been closed on December 31, 2003, a loss of $1,467,000 would have been realized.

Notes:

(1) The Company’s obligations under this contract will, on November 1 of each succeeding year, decline to the following:

Date	Obligation (GJ/D)
November 1, 2004	724
November 1, 2005	623
November 1, 2006 and thereafter	568

(2) TransCanada Pipelines Limited netback pricing.

(3) Progas Limited netback pricing.

     The following financial hedging contracts were entered into subsequent to December 31, 2003:

Transaction Type	Volume (GJ/D)	AECO Price (GJ/D)	Term
Collar	5,000	$5.50 – $6.35	April 1, 2004 to October 31, 2004
Collar	8,000	$5.50 – $6.40	April 1, 2004 to October 31, 2004
Collar	5,000	$5.50 – $6.36	April 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.745	April 1, 2004 to June 30, 2004
Fixed Price Swap	5,000	$5.745	August 1, 2004 to October 31, 2004
Fixed Price Swap	5,000	$5.7725	April 1, 2004 to October 31, 2004

(b) Credit Risk

A substantial portion of the Company’s accounts receivable are with entities in the oil and gas industry. The Company generally extends unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Company’s overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit. The Company has not previously experienced any material credit losses on the collection of receivables.

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(c) Interest Rate Risk

The Company is exposed to interest rate risk in relation to interest expense on its revolving credit facility and non-revolving bridge facility.

14. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Changes in non-cash working capital were comprised of the following:

	2003	2002
Accounts receivable	$(11,550)	$35
Prepaids and other current assets	(1,669)	(23)
Investments	(2,500)	–
Accounts payable and accrued liabilities	23,670	(4,791)
Less working capital deficiency on acquisitions	(1,513)	–

Net change	$6,438	$(4,779)

Net change by activity:
Operating	$5,660	$(4,779)
Investing	806	–
Financing	(28)	–

Net change	$6,438	$(4,779)

     Additional information:

	2003	2002
Cash interest paid	495	71
Cash taxes paid	–	10

15. CONTINGENCIES

The Company, in the normal course of operations, is subject to a variety of legal and other claims against the Company. Management and the Company’s legal counsel evaluate all claims on their apparent merits, and accrue management’s best estimate of the likely costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Company will not have a significant impact on the Company’s financial position, operations or cash flows.

     The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

16. COMMITMENTS

The Company has committed to purchase seismic data in the amount $225,000 during the first six months of 2004.

     The Company is committed to payments under operating leases for office space as follows:

2004	$611
2005	718
2006	413
2007	385
2008	385

$2,512

17. SUBSEQUENT EVENTS

On March 17, 2004, the Company acquired 100 percent of the shares of Zorin Exploration Ltd. for aggregate consideration of $7.4 million, comprising $1.5 million of cash and $5.9 million of equity representing 1,150,000 common shares.

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